FUEGO ENTERTAIMENT

June 9, 2006         VIA FAX and EDGAR

Attention:
H. Christopher Owings
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Fuego Entertainment, Inc.
Registration Statement on Form SB-2
File No. 333-127612

Dear Mr. Owings:

On behalf of Fuego Entertainment, Inc. (the “Registrant”, “Company”), I hereby request that Pre-Effective Amendment No. 11 to the Registrant’s Registration Statement on Form SB-2 become effective at 10:00 a.m. (EST) on Monday, June 12, 2006, or as soon thereafter as possible.

We hereby acknowledge our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

Fuego Entertainment, Inc. acknowledges that:

•	should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert this decree of effectiveness or any staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that this letter will be filed with the Commission via EDGAR. If you have any questions or concerns, please contact me at the number listed above.

Yours truly,
Fuego Entertainment, Inc.

/s/Hugo M. Cancio
President, Director